Exhibit 107

Calculation of Filing Fee Tables

F-1

(Form Type)

TOP Ships Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Equity	Common Shares Issuable upon Exercise of Warrants (1)	457(o)	-----	-----	US$7,151,500	0.0000927	US$663
	Total Offering Amounts					US$7,151,500		US$663

(1)	Including related preferred stock purchase rights. Preferred stock purchase rights are not currently separable from the common shares and are not currently exercisable. The value attributable to the preferred stock purchase rights, if any, will be reflected in the market price of the common shares.